Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-167807

January 14, 2011

Understanding the Differences in Gold ETFs

If you’re considering investing in a gold ETF, take some time to evaluate the differences between then. By Kevin Feldman

A few weeks ago, Money magazine reported on the rise in the price of gold—now about TK $ an ounce—and asked readers if they wanted “to get in on the action.” [http://money.cnn.com/2010/10/04/markets/gold_ETF/index.htm] While “get in on the action” is not how I would describe an important investment decision, Money did have one piece of sound advice for those considering investing in gold: “Try an ETF.” The article then goes on to explain why it makes sense to use an ETF to get exposure to gold but what it didn’t explain (which I feel is really important) is that not all gold ETFs are identical.

Beyond total costs that are often covered by the media and are easy to compare, here are two other unique factors investors should understand and consider in comparing gold ETFs:

Allocated and Unallocated Gold: When an investor buys a share of a US-listed physical gold ETF, he or she is not actually buying physical gold, but shares in a grantor trust that owns gold bullion. The ETF’s gold is stored with a custodian, typically a large bank.

When the trust issues new shares to meet investor demand, gold is delivered to the trust’s custodian in exchange for the new shares. This process is called ‘creation’. Creation is a normal activity for ETFs (you can learn more about it in an ETF’s prospectus), but for gold ETFs, there’s a risk to investors when new gold is delivered to the custodian if it’s not immediately allocated to the trust’s account. ‘Allocation’ is the process of transferring ownership to the trust, at the conclusion of which each gold bar serial number is recorded as property of the trust. Ideally, 100 percent of the trust’s gold bars should be allocated daily.

But some gold ETFs contain what is called “unallocated gold” — that is, gold which is owned of record by the custodian and not the trust. Why is that important? Because if there’s ever a dispute between the custodian and the trust or if the custodian ever falls into financial difficulties, the trust’s shareholders may be exposed to losses in the amount of the gold in the unallocated account. If a negative event were to happen on a day when there was a large creation of new gold ETF shares, investors could be exposed to substantial losses.

Sub-custodians: Just as fund sponsors store their gold with custodians, custodians sometimes store gold with sub-custodians, who may have storage facilities in the same or different countries as the custodian. If a custodian uses sub-custodians, what are the terms of that relationship? Are sub-custodian activities indemnified by the custodian or are these risks transferred to the trust’s investors? Is the gold held by sub-custodians independently audited or inspected in the same manner as it would be if held in the custodian’s vault?

You can learn more about these differences and other important facts by comparing the ‘risk factors’ section of the prospectuses for the gold ETFs you are considering.

Sources: iShares.com, CNN Money,

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been possible to avoid.

The trustee’s arrangements with the custodian contemplate that at the end of each business day there can be in the trust account at such custodian no gold in an unallocated form.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.